Exhibit 99.1

Gravitas Education Updates Record Date of Special Cash Dividend

BEIJING, November 3, 2023 /PRNewswire/ — Gravitas Education Holdings, Inc. (the “Company”) (NYSE: GEHI), a leading early childhood education service provider in China, today announced that, further to its announcement regarding the payment of a special dividend dated September 21, 2023, the Company expects that the special dividend will be paid on or before the 21st day after the date of the Closing (as defined below) to shareholders of record at the close of business in the Cayman Islands and holders of American depositary shares (“ADS(s)”) at the close of business in New York on November 14, 2023. The Company expects the date of the Closing to be on or after November 15, 2023, subject to the satisfaction of certain closing conditions and regulatory approval related to the Merger (as defined below). The special cash dividend to be paid ranges from US$5.628 to US$6.085 per ADS, or from US$0.5628 to US$0.6085 per ordinary share. The aggregate amount of cash dividends to be paid ranges from US$16 million to US$17.3 million.

The Company announced on April 18, 2023, that it entered into an agreement and plan of merger (the “Merger Agreement”), dated April 18, 2023, with Bright Sunlight Limited, a Cayman Islands exempted company and a direct, wholly owned subsidiary of the Company (the “Merger Sub”), Best Assistant Education Online Limited, a Cayman Islands exempted company (“Best Assistant”) and a controlled subsidiary of NetDragon Websoft Holdings Limited (HKEX: 0777, “NetDragon”), a Cayman Islands exempted company, and solely for purposes of certain named sections thereof, NetDragon. It is contemplated that Best Assistant will transfer the education business of NetDragon outside of the PRC to Elmtree Inc., a Cayman Islands exempted company limited by shares wholly owned by Best Assistant (“eLMTree”). Pursuant to the Merger Agreement, Merger Sub will merge with and into eLMTree with eLMTree continuing as the surviving company and becoming a wholly owned subsidiary of the Company (the “Merger”).

The Company subsequently announced on September 21, 2023 that its board of directors approved the special cash dividend conditional upon the closing of the Merger (the “Closing”) and that the special cash dividend will be paid by the Company on or before the 21st day after the date of the Closing to shareholders of record at the close of business in the Cayman Islands and holders of ADSs at the close of business in New York on the date immediately prior to the date of Closing (the “Record Date”). Subject to final confirmation on the date of the Closing, which is in turn subject to the satisfaction of certain closing conditions and regulatory approval related to the Merger, the Company expects the Record Date to be November 14, 2023 or a later date which is one day prior to the date of the Closing, and undertakes to promptly disclose any material development related to the Merger.

About Gravitas Education Holdings, Inc.

Founded on the core values of “Care” and “Responsibility,” “Inspire” and “Innovate,” Gravitas Education Holdings, Inc. (formerly known as RYB Education, Inc.) is a leading early childhood education service provider in China. Since opening its first play-and-learn center in 1998, the Company has grown and flourished with the mission to provide high-quality, individualized and age-appropriate care and education to nurture and inspire each child for his or her betterment in life. During its two decades of operating history, the Company has built itself into a well-recognized education brand and helped bring about many new educational practices in China’s early childhood education industry. GEHI’s comprehensive early childhood education solutions meet the needs of children from infancy to 6 years old through structured courses at kindergartens and play-and-learn centers, as well as at-home educational products and services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s brand recognition and market reputation; student enrollment in the Company’s teaching facilities; the Company’s growth strategies; its future business development, results of operations and financial condition; trends and competition in China’s early childhood education market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese early childhood education market; Chinese governmental policies relating to the Company’s industry and general economic conditions in China. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

CONTACT: Gravitas Education Holdings, Inc., Investor Relations, E-mail: ir@geh.com.cn